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                     [HORSESHOE GAMING HOLDING CORP. LOGO]

Exhibit 99.1


March 20, 2002


SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549

Dear Sir/ Madam:

Horseshoe Gaming Holding Corp. has received representation from Arthur Andersen that the audit of Horseshoe Gaming Holding Corp. was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Sincerely,


    /s/  Kirk C. Saylor
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Kirk C. Saylor
Principal Financial & Accounting Officer